UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2021

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

The MediaWorks

191 Wood Lane

London W12 7FP

United Kingdom

(Address of principal executive office)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibits 99.1, 99.2 and 99.3 to this Report shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-232690), Form F-3 (File No. 333-258556) and Form S-8 (File No. 333-226457) of Autolus Therapeutics plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into a Material Definitive Agreement

Collaboration and Financing Agreement

On November 6, 2021, Autolus Therapeutics plc and its wholly-owned subsidiary, Autolus Limited (“Autolus”; Autolus and Autolus Therapeutics plc are collectively referred to herein as the “Company”) and BXLS V – Autobahn L.P. (“Blackstone”) entered into a Collaboration and Financing Agreement (the “Agreement”) pursuant to which Blackstone has agreed to pay the Company up to $150 million to provide financing for the continued development and commercialization of the Company’s CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (“obe-cel,” previously known as AUTO1) as well as the Company’s next generation product candidates of obe-cel (obe-cel and such next generation products, collectively, the “Collaboration Products”). The first $50 million in project financing will be payable by Blackstone as an upfront payment within 15 business days of entry into the Agreement, and the remainder (up to $100 million) will be payable based on certain specified clinical, manufacturing and regulatory milestones (each such payment, a “Blackstone Development Payment” and collectively, the “Blackstone Development Payments”).

In exchange for the Blackstone Development Payments, Autolus has agreed to make payments to Blackstone (the “Revenue Share Payments”) equal to a mid-single digit royalty, subject to the Aggregate Cap (as defined in the Agreement) on payments under the Agreement, based on net sales anywhere in the world of (i) Collaboration Products in B-cell malignancies, (ii) subject to certain conditions set forth in the Agreement, the Company’s CD19 and CD22 CAR T cell investigational therapy product candidate known as AUTO3 in B-cell malignancies, and (iii) certain Collaboration Products to the extent developed or commercialized in indications other than a B-cell malignancy (“Obe-cel Franchise Products”). Autolus is also obligated to make payments (the “Sales Milestone Payments”), subject to the Aggregate Cap, if certain cumulative net sales levels are achieved.

Autolus Therapeutics plc and all of its subsidiaries have provided, and all of its future subsidiaries will provide, a guaranty to Blackstone of Autolus’s obligations under the Agreement. In addition, Autolus has granted a security interest in Autolus Limited to Blackstone in (a) intellectual property that is necessary or useful for the development, manufacture, use, commercialization, import, or export of Collaboration Products (the “Autolus IP Collateral”), (b) a segregated and blocked cash collateral account that will be established following regulatory approval of any Collaboration Product, solely for the purpose of receiving remittance of Revenue Share Payments and Sales Milestone Payments and disbursement thereof to Blackstone as provided in the Agreement, (c) a segregated cash collateral account established solely for the purpose of receiving Blackstone Development Payments and disbursing them for use by the Company in accordance with the terms of the Agreement, (d) all assets or property of the Company related to or arising from the Collaboration Products in any B-cell malignancy or the Obe-cel Franchise Products in any indication other than a B-cell malignancy, and (e) all proceeds and products of each of the foregoing (collectively referred to as the “Collateral”). The security interest will be maintained until the earlier of (i) such time at which cumulative payments made by Autolus under the Agreement equal $150 million and (ii) the first commercial sale in the United States of obe-cel or any other Lead Product (as defined in the Agreement) selected to replace obe-cel following a Program Failure (as defined in the Agreement) (such time, the “Release Time”).

The Agreement contains negative covenants that restrict the Company and its subsidiaries from, among other things, (a) granting liens or otherwise encumbering its assets that constitute Collateral, (b) paying dividends or making distributions on account or, or redeeming, retiring or purchasing any capital stock, (c) other than certain permitted licensing transactions, transferring to third parties rights to commercialize any Collaboration Product or the Autolus IP Collateral anywhere in the world and (d) selling, transferring or assigning any rights to receive payments of royalties, returns on net sales, revenue share or other compensation or license fees with respect to a Collaboration Product in a B-cell malignancy and/or Obe-cel Franchise Product in any indication other than a B-cell malignancy. Each of the negative covenants is subject to exceptions and carveouts set forth in the Agreement. The negative covenants will fall away upon the Release Time.

The Company and Blackstone will form a joint steering committee, comprised of representatives from each party, to provide non-binding advice on the development, manufacture and commercialization of Collaboration Products in any B-cell malignancy anywhere in the world. Blackstone will also have the right to designate one representative with relevant experience to participate in the Company’s existing CMC advisory board, which advises the Company on technical, scientific and regulatory matters relating to the manufacture of the Lead Product. In addition, Blackstone will be entitled to appoint a member to Autolus Therapeutics plc’s board of directors.

Termination of the Agreement by Blackstone due to certain breaches of the Agreement or other actions by the Company will require the Company to make liquidated damage payments to Blackstone in excess of the Blackstone Development Payments.

The foregoing description of the material terms of the Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Agreement, which will be filed as an exhibit to Autolus Therapeutics plc’s Annual Report on Form 20-F for the fiscal year ending December 31, 2021. Portions of the Agreement may be subject to a confidential treatment request to the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

Warrant Issuance

On November 6, 2021, in connection with the Agreement, Autolus Therapeutics plc issued a warrant to Blackstone to purchase up to 3,265,306 American Depositary Shares (the “Warrant”). The Warrant has an exercise price of $7.35 per American Depositary Share, and is exercisable in whole or in part until November 6, 2026. The Warrant was offered and sold in reliance on the exemption afforded by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The foregoing description of the material terms of the Warrant does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Warrant, which is filed as Exhibit 99.1 to this Report on Form 6-K, and is incorporated by reference herein.

Securities Purchase Agreement and Registration Rights Agreement

In connection with entering into the Agreement, Autolus Therapeutics plc and Blackstone also entered into a Securities Purchase Agreement dated November 6, 2021 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Blackstone will pay Autolus Therapeutics plc an aggregate of $100 million to purchase an aggregate of 17,985,611 American Depositary Shares, representing 17,985,611 ordinary shares of Autolus Therapeutics plc with a nominal value of $0.000042 per share (the “ADSs”) at $5.56 per ADS, which is the closing price of the ADSs on the Nasdaq Stock Market on November 5, 2021 (the “Blackstone Equity Investment”). The closing of the Blackstone Equity Investment is expected to occur on or before November 12, 2021 (the “Closing Date”). The ADSs and the underlying ordinary shares are being offered and sold in reliance on the exemption afforded by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

In connection with the Purchase Agreement, on November 6, 2021, Autolus Therapeutics plc entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Blackstone. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days following the Closing Date for purposes of registering the ordinary shares underlying the ADSs issued pursuant to the Purchase Agreement and the ordinary shares underlying the ADS to be issued upon exercise of the Warrant (the “Securities”). The ADSs are registered on a Registration Statement on Form F-6 (File No. 333-224837). Autolus Therapeutics plc has agreed to use its commercially reasonable efforts to cause the registration statement to be declared effective by the SEC.

Autolus Therapeutics plc has also agreed, among other things, to indemnify Blackstone, its officers, directors, partners, members, employees, investment advisers and agents, and each person who controls Blackstone from certain liabilities and to pay all fees and expenses (excluding legal fees of Blackstone, except legal fees pursuant to the Blackstone’ indemnification rights, and any discounts, commissions, or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals) incurred by the Company in connection with the registration of the Securities.

The foregoing descriptions of the material terms of the Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and Registration Rights Agreement, which are filed as Exhibits 99.2 and 99.3, respectively, to this Report on Form 6-K, and are incorporated by reference herein.

Press Release

On November 8, 2021, the Company issued a press release in which it announced its entry into the Agreement as well as the execution of the Securities Purchase Agreement and Registration Rights Agreement and the issuance of the Warrant. A copy of the press release is furnished as Exhibit 99.4 to this Report.

EXHIBIT LIST

Exhibit	Description

99.1	Warrant issued to BXLS V – Autobahn L.P. dated November 6, 2021.

99.2	Securities Purchase Agreement by and between the Registrant and BXLS V – Autobahn L.P. dated November 6, 2021.

99.3	Registration Rights Agreement by and between the Registrant and BXLS V – Autobahn L.P. dated November 6, 2021.

99.4	Press release dated November 8, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: November 8, 2021	By:	/s/ Christian Itin
		Name	Christian Itin, Ph.D.
		Title:	Chief Executive Officer